FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Exchange, dated April 28, 2008, regarding the composition of the Board of Directors of YPF S.A.

TRANSLATION

Buenos Aires, April 28, 2008

To the

Buenos Aires Stock Exchange

Ref.: Composition of the Board of Directors of YPF S.A.

In compliance with the rules in force of the Buenos Aires Stock Exchange, I report as stated below.

Pursuant to the resolutions of the Ordinary and Extraordinary General Shareholders’ Meeting of the Company held on April 24, 2008, according to By-Laws provisions, the Board of Directors of YPF S.A. shall be composed as follows:

Position	Name	Class of Shares represented	Period	Status
Chairman of the Board	Antonio Brufau Niubo	Class D	April 2009	Non Independent

Vice-Chairman of the Board	Enrique Eskenazi	Class D	April 2009	Non Independent

CEO and General Manager	Sebastián Eskenazi	Class D	April 2009	Non Independent

COO and Operations General Director	Antonio Gomis Sáez	Class D	April 2009	Non Independent

Director	Santiago Carnero	Class A	April 2009	Independent
Director	Luis Suárez de Lezo	Class D	April 2009	Non Independent
Director	Fernando Ramirez	Class D	April 2009	Non Independent
Director	Salvador Font Estrany	Class D	April 2009	Non Independent
Director	Carlos Bruno	Class D	April 2009	Independent
Director	Carlos de la Vega	Class D	April 2009	Independent
Director	Mario Vázquez	Class D	April 2009	Independent
Director	Eduardo Elsztain	Class D	April 2009	Independent
Director	Federico Mañero	Class D	April 2009	Independent
Director	Javier Monzón	Class D	April 2009	Independent
Director	Matías Eskenazi Storey	Class D	April 2009	Non Independent
Director	Aníbal Guillermo Belloni	Class D	April 2009	Non Independent
Director	Mario Blejer	Class D	April 2009	Independent

Alternate Director	To be appointed	Class A	April 2009	—
Alternate Director	Alejandro Quiroga López	Class D	April 2009	Non Independent
Alternate Director	Gonzalo López Fanjul	Class D	April 2009	Non Independent
Alternate Director	Alfredo Pochintesta	Class D	April 2009	Non Independent
Alternate Director	Rafael López Revuelta	Class D	April 2009	Non Independent
Alternate Director	Tomás García Blanco	Class D	April 2009	Non Independent
Alternate Director	Fabián Falco	Class D	April 2009	Non Independent
Alternate Director	Walter Forwood	Class D	April 2009	Non Independent
Alternate Director	Fernando Dasso	Class D	April 2009	Non Independent
Alternate Director	Carlos Jiménez	Class D	April 2009	Non Independent

TRANSLATION

Alternate Director	Carlos Alfonsi	Class D	April 2009	Non Independent
Alternate Director	Ezequiel Eskenazi Storey	Class D	April 2009	Non Independent
Alternate Director	Mauro Renato José Dacomo	Class D	April 2009	Non Independent
Alternate Director	Ignacio Cruz Moran	Class D	April 2009	Non Independent
Alternate Director	Eduardo Ángel Garrote	Class D	April 2009	Non Independent

The Alternate Director representing Class A shares will be appointed after the Special Class A meeting. In due time YPF S.A. will communicate the name of such Alternate Director.

Furthermore, the Supervisory Committee shall be composed as follows:

Position	Name	Term
Member	Silvana Rosa Lagrosa	One fiscal year
Member	Juan Andrés Gelly y Obes	One fiscal year
Member	Santiago Carlos Lazzati	One fiscal year
Member	Israel Lipsich	One fiscal year
Member	Carlos M. Tombeur	One fiscal year

Alternate Member	Francisco Orlando Pelaya	One fiscal year
Alternate Member	Arturo Alonso Peña	One fiscal year
Alternate Member	Oscar Oroná	One fiscal year
Alternate Member	Edgardo Sanguineti	One fiscal year
Alternate Member	Rubén Laizerowitch	One fiscal year

Deloitte & Co. S.R.L. has been appointed as the Company’s external auditor.

Sincerely yours,

Walter Forwood

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 29, 2008	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer